

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 1, 2016

John Morrow
Executive Vice President and General Counsel
Apptio, Inc.
11100 NE 8th Street, Suite 600
Bellevue, WA 98004

> **Re:** **Apptio, Inc.**
> **Amendment No. 4 to Draft Registration Statement on Form S-1**
> **Submitted June 17, 2016**
> **CIK No. 0001419625**

Dear Mr. Morrow:

We have reviewed your amended draft registration statement and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary Consolidated Financial Data

Non-GAAP Financial Measures, page 13

1. You state that you use free cash flow as part of your overall assessment of performance. Please explain why free cash flow, which appears to be a measure of liquidity, is used to assess your performance.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, at Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Michael Nordtvedt
       Wilson Sonsini Goodrich & Rosati, Professional Corporation